UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)  OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-04129

A.  Full title of the plan and the address of the plan, if different from that of issuer named below:

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Zale Corporation

901 W. Walnut Hill Lane

Irving, Texas  75038-1003

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

Financial Statements and Supplemental Schedules

December 31, 2008 and December 31, 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

*      All other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Zale Corporation Savings and Investment Plan Committee

Zale Corporation Savings and Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Zale Corporation Savings and Investment Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for plan benefits for the years then ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2008, and delinquent participant contributions for the year ended December 31, 2008, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Ernst & Young LLP

Dallas, Texas
June 24, 2009

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value:
Mutual funds	$62,409,239	$104,192,816
Zale Corporation common stock	1,439,459	7,402,377
Collective trust	5,277,077	2,614,769
Participants’ loans	3,506,780	4,153,837
Total investments	72,632,555	118,363,799

Receivables:
Employer’s contributions	2,389,037	2,087,579
Participants’ contributions	341,431	382,660
Total receivables	2,730,468	2,470,239
Total assets	75,363,023	120,834,038

Liabilities:
Excess contributions payable	70,414	160,787
Net assets available for plan benefits at fair value	75,292,609	120,673,251

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in a collective trust	284,656	28,416
Net assets available for plan benefits	$75,577,265	$120,701,667

See accompanying notes to financial statements.

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2008 and 2007

	2008	2007
Increase in net assets:
Investment (loss) income:
Net (depreciation) appreciation in the fair value of mutual funds	$(35,942,557)	$2,227,390
Net depreciation in the fair value of Zale Corporation common stock	(4,766,556)	(5,860,620)
Total net depreciation	(40,709,113)	(3,633,230)

Interest and dividends	5,105,452	7,002,710
Total investment (loss) income	(35,603,661)	3,369,480

Contributions:
Employer	2,803,930	2,087,579
Participants	7,018,992	8,966,268
Rollovers	653,395	343,204
Total contributions	10,476,317	11,397,051

Total (decrease) increase in net assets	(25,127,344)	14,766,531

Decrease in net assets:
Payments to participants and beneficiaries	19,926,644	16,849,123
Refund of excess contributions	70,414	160,787
Total decrease in net assets	19,997,058	17,009,910

Net decrease in net assets available for plan benefits	(45,124,402)	(2,243,379)

Net assets available for plan benefits, beginning of year	120,701,667	122,945,046
Net assets available for plan benefits, end of year	$75,577,265	$120,701,667

See accompanying notes to financial statements.

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

(1)       Description of Plan

The Plan is a defined contribution retirement plan. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)       General

Employees are eligible to participate in the Plan on the first day of the month that coincides with or follows the date on which the employee has both (i) completed one year of service and (ii) attained age 21. One year of service is defined by the Plan as a 12-month period commencing on an eligible employee’s date of employment or any subsequent Plan year during which the employee has completed 1,000 or more hours of service with Zale Corporation or any of its related affiliates (the “Company” or “Employer”).  Employees who work outside of the United States, leased employees, independent contractors and self employed persons, employees covered under a collective bargaining agreement which does not provide for participation in the Plan, and certain nonresident aliens are excluded from participation in the Plan.  Effective December 31, 2007, eligible employees will not include any employee on the Company’s payroll in Puerto Rico. Effective January 1, 2008, these employees are eligible for the Zale Corporation Puerto Rico Employees Savings and Investment Plan (PR Plan).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the tax qualification and other applicable requirements of the Internal Revenue Code of 1986, as amended (Code).

(b)       Employee Contributions

Participants are permitted to make pre-tax contributions, from 1% to 60%, (or 30% if the participant is a highly-compensated employee as defined by the Code), of their annual compensation to their Employee 401(k) Contribution Accounts.  The Plan has implemented an automatic enrollment feature under which employees hired or rehired after April 1, 2006 are automatically enrolled in the Plan at a pre-tax contribution level of 2% of the employee’s compensation unless the employee elects otherwise.  All participants are subject to Internal Revenue Service (IRS) limitations on these contributions. The maximum amount a participant could contribute under this limitation is $15,500 for the year ended December 31, 2008 and 2007.  Employees who are or will be at least 50 years of age by the end of a calendar year are eligible to make additional pre-tax contributions called catch-up contributions to the Plan at any time during such calendar year. The maximum amount of catch-up contributions a participant can contribute is $5,000 for the year ended December 31, 2008 and 2007.  Catch-up contributions are credited to the Catch-Up Contribution Account.  Pre-tax contributions made to the Plan are also subject to the Code’s annual limitation on the amount of compensation that may be taken into account in calculating a participant’s contributions to the Plan (i.e., $230,000 in 2008 and $225,000 in 2007).  In addition to these contributions, participants may also elect to make rollover contributions to the Plan which are credited to the Rollover Account.

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

(c)      Employer Contributions

The Plan provides that the Company will make matching contributions (Employer 401(k) Matching Contributions) to each eligible participant who makes pre-tax contributions to the Plan.  No Employer 401(k) Matching Contributions are made with respect to catch-up contributions.

To be eligible for an Employer 401(k) Matching Contribution, the Plan requires each participant who makes pre-tax contributions to the Plan during the Plan year to be employed on the last day of the Plan year in order to receive an allocation of matching contributions, unless the participant has died, retired on or after the normal retirement date (i.e., the later of age 65 or the 5th anniversary of the date the participant commenced participation in the Plan), or become disabled (as defined in the Plan) during the Plan year. Further, the amount of Employer 401(k) Matching Contribution made with respect to each such participant is 50% of the first 4% of annual compensation contributed to the Plan by the participant as a pre-tax contribution. The Plan authorizes the Company to make Employer 401(k) Matching Contributions in cash or in shares of Zale Corporation Common Stock, par value $0.01 per share (Company Common Stock).  For the years ended December 31, 2008 and 2007, Employer 401(k) Matching Contributions were made in cash.  Employer 401(k) Matching Contributions are allocated to individual participant accounts after the end of the Plan year.

(d)      Investment Options

Upon enrollment in the Plan, participants may direct contributions in whole percentage increments to any one or more of 24 mutual funds, a collective trust, a brokerage account, and Company Common Stock, however, no more than 25% of the participant’s contributions and investment elections may be directed to Company Common Stock.

In general, participants may change their contribution investment directions daily, except for when the Company has closed the trading window for Company Common Stock, participants who are subject to Section 16b of the Securities Exchange Act of 1934 may not direct contributions into or out of Company Common Stock.  Once the trading window has been opened, such participants are free to make such directions.  Likewise, participants may reallocate the investment of their Plan accounts on a daily basis among any of the Plan investment options, subject to the foregoing preclusion during trading window closures and the 25% limit on investment elections in Company Common Stock.  Earnings or losses of the Plan are allocated to the participants based on their relative account balances in the respective Plan investment options.

(e)    Loan Provisions

The Plan generally allows eligible participants to borrow from their pre-tax contribution accounts and rollover accounts (but not any of their account balances invested in Company Common Stock and not from Employer 401(k) Matching Contribution Accounts) a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their account balance. The $50,000 limit is reduced by the participant’s highest loan balance in the last 12 months.  Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by up to 50% of the participant’s vested accounts and bear interest at the prime lending rate as published by the Wall Street Journal at the time of the loan, plus 1%, unless the rate is deemed not to be “reasonable” within the meaning of Section 408 of ERISA, in which case a reasonable rate of interest will apply.  The interest rate will be fixed for the term of the loan.  Principal and interest are paid ratably through biweekly payroll deductions or through electronic funds transfer.  In addition, participants may continue to remit loan payments manually following their termination of employment.

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

(f)        Vesting

Participants are automatically fully vested in their pre-tax contributions, catch-up contributions, rollover contributions, and Employer 401(k) Matching Contributions plus actual earnings thereon.

(g)       Distributions and Withdrawals

A participant will be entitled to a complete distribution of his Plan accounts upon the participant’s retirement, disability (as defined in the Plan) or termination of employment for any reason in the form of a single, lump-sum distribution or a direct rollover to an Individual Retirement Account, another employer’s qualified retirement plan, and certain other retirement accounts, annuities, or plans permitted under the Plan document and the Code (collectively, an “Eligible Retirement Plan”). Amounts invested in Company Common Stock, may, at the election of the participant, be distributed in whole shares of Company Common Stock, with fractional shares distributed in cash.  In the event of the participant’s death, the participant’s accounts will be distributed to the participant’s beneficiary.  In any case, if the participant’s vested account balance is less than $1,000, it will be automatically distributed in the form of a single lump sum payment as soon as practicable following the distribution event, unless the participant elects to roll it over to an Eligible Retirement Plan. If the participant’s vested account is at least $1,000, the participant may leave the balance in the Plan until the participant’s normal retirement date. Participants may also make withdrawals during employment upon the attainment of age 59 1/2 or the occurrence of a hardship, subject to terms of the Plan.  In-service withdrawals may also be made from the participant’s Rollover Account or prior After-Tax Contribution Account (to the extent applicable to certain participants) at any time.

(h)      Tax Status

The Plan has received a determination letter from the IRS dated August 4, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

(i)        Plan Administration

The Plan is administered by the Zale Corporation Savings and Investment Plan Committee (the “Committee”), which is appointed by the Company’s Board of Directors (the “Board”) or Chief Executive Officer. The Company retains the services of Fidelity Management Trust Company (Fidelity) as the trustee and Fidelity Investments Institutional Operations Company, Inc. as the recordkeeper of the Plan.  The Committee engaged the firm of RBC Wealth Management as investment advisor.

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

(2)       Amendment or Termination of the Plan

The Company’s Board has the right to amend or terminate the Plan or to reduce or stop contributions either temporarily or permanently at its sole discretion subject to the provisions of ERISA. In addition, the Chief Executive Officer has the authority to amend the Plan to comply with changes in the law or to implement changes recommended by the Committee that do not have a significant impact on Plan costs.  If the Board exercised its right to stop contributions permanently or to terminate the Plan, the entire amount in each participant’s account would continue to be 100% vested and distributed under the direction of the Committee. The Board has no intention at this time to terminate the Plan.

(3)       Summary of Significant Accounting Policies

(a)       Basis of Accounting

The Plan uses the accrual method of accounting.

(b)       Investment Valuation and Income Recognition

Investments in Company Common Stock are valued at fair market value based on quoted market prices. Investments in mutual funds are valued at fair value using published market prices, which represent the net asset value of shares held by the plan at year-end.  Participant loans are valued at their outstanding balances, which approximate fair value.

As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measure attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust, the Fidelity Managed Income Portfolio (the MIP Fund).  As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the MIP Fund as well as the adjustment from fair value to contract value.  The fair value of the Plan’s interest in the MIP Fund is based on information reported by Fidelity, the issuer of the collective trust at year-end, based upon the underlying fair values of securities held.  The contract value of the MIP Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Purchases and sales of securities are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.

(c)                      Administration Expenses

Although not required, on occasion the Company pays administrative expenses directly from its general assets or utilizes Plan forfeitures.

(d)                      Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(e)                      Risks and Uncertainties

The Plan invests in certain investments that are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect participants’ accounts and the amounts reported in the statements of net assets available for plan benefits.

(f)                        Payment of Benefits

Payments to participants and beneficiaries are recorded when paid.

(4)                     Fair Value Measurements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (SFAS 157).  SFAS 157 clarifies the definition of fair value, describes methods used to appropriately measure fair value, and expands fair value disclosure requirements, but does not change existing guidance as to whether or not an instrument is carried at fair value.  For financial assets and liabilities, SFAS 157 is effective for fiscal years beginning after November 15, 2007 and for non-financial assets and liabilities, SFAS 157 is effective for fiscal years beginning after November 15, 2008.  The Plan adopted SFAS 157 on January 1, 2008, as required.  The adoption of SFAS 157 did not have a material impact on the Plan financial statements.

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair values.  These tiers include:

Level 1                    Quoted prices for identical instruments in active markets;

Level 2                Quoted prices for similar instruments in active markets; quoted prices for identical or similar    instruments in markets that are not active; and model-derived valuations whose significant inputs are observable; and

Level 3                    Instruments whose significant inputs are unobservable.

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Note 3 provides a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2008 and 2007.  The methods described in Note 3 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
Investments	Level 1	Level 2	Level 3	Total
Mutual funds	$62,409,239	$—	$—	$62,409,239
Zale Corporation common stock	1,439,459	—	—	1,439,459
Collective trust	—	5,277,077	—	5,277,077
Participants’ loans	—	—	3,506,780	3,506,780
Total assets at fair value	$63,848,698	$5,277,077	$3,506,780	$72,632,555

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Participants’
loans

Balance, December 31, 2007	$4,153,837
Purchases, sales, issuances and settlements (net)	(647,057)
Balance, December 31, 2008	$3,506,780

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

(5)                     Investments

The following investments are greater than 5% of the Plan’s ending net assets as of December 31, 2008 and 2007:

Investments	2008	2007

Zale Corporation Common Stock	$1,439,459	$7,402,377
Fidelity Freedom Fund 2010	6,460,313	10,741,023
Fidelity Freedom Fund 2015	8,545,545	12,912,343
Fidelity Freedom Fund 2020	9,769,663	18,181,359
Fidelity Freedom Fund 2025	9,922,764	16,913,029
Fidelity Freedom Fund 2030	6,452,881	11,942,738
Fidelity Freedom Fund 2035	3,589,042	6,584,407
Fidelity Managed Income Portfolio *	5,277,077	2,614,769

* Contract value was $5,561,733 and $2,643,185 at December 31, 2008 and 2007, respectively.

(6)                     Related-Party Transactions

During the years ended December 31, 2008 and 2007, the Plan engaged in related-party transactions with Fidelity in its roles as trustee and asset custodian of the Plan since certain investments are managed by them.  Additionally, a portion of the Plan’s assets are invested in the Company’s Common Stock.  Because the Company is the Plan’s sponsor, transactions involving the Company’s Common Stock qualifies as related-party transactions.  Such transactions are considered to be exempt party-in-interest transactions.

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

(7)                     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits and the net decrease in net assets per the financial statements to the Form 5500:

	December 31,	December 31,
	2008	2007
Net assets available for plan benefits per the financial statements	$75,577,265	$120,701,667
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(284,656)	(28,416)
Net assets available for plan benefits per the Form 5500	$75,292,609	$120,673,251

Year Ended
December 31,
2008
Net decrease in net assets per the finanical statements	$45,124,402
Add: 2008 Adjustment from fair value to contract value for fully benefit-responsive investment contracts	284,656
Less: 2007 Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(28,416)
Net decrease in net assets per the Form 5500	$45,380,642

The accompanying financial statements present a collective trust that invests in fully benefit-responsive contracts at contract value.  The Form 5500 requires a collective trust that invests in fully benefit-responsive investment contracts to be reported at fair value.  As a result, the adjustment from fair value to contract value for a collective trust that invests in fully benefit-responsive investment contracts represents a reconciling item.

(8)                     Plan Amendments

As described above in Note 1, the Company adopted the PR Plan effective January 1, 2008.  At the same time, the Plan was also amended to comply with certain provisions of the Pension Protection Act of 2006 and Section 415 of the Internal Revenue Code of 1986, effective January 1, 2007.  The Plan was also amended to eliminate eligibility for Puerto Rico employees, effective as of December 31, 2007.  The accounts for Puerto Rico employees at December 31, 2007 remained in the Plan as of December 31, 2008.  The Puerto Rico employees’ accounts will be transferred to the PR Plan subsequent to December 31, 2008.

Although not effective until January 1, 2009, or later, the Plan has also been amended in several respects subsequent to the amendments described above.  The Plan was amended effective January 1, 2009, to provide for automatic enrollment of certain employees who were already eligible to participate in the Plan as of April 1, 2006, at a pre-tax contribution level of 2% of the employees’ compensation unless the employee elects otherwise.  In addition, all employees who first begin making pre-tax contributions on or after January 1, 2009, must complete two years of service prior to vesting in Employer 401(k) Matching Contributions, participants are no longer required to be employed on the last day of the Plan year to receive the Employer 401(k) Matching Contribution effective January 1, 2009, and all Employer 401(k) Matching Contributions that an employee becomes entitled to receive after August 1, 2009, will be allocated and made on a bi-weekly (rather than an annual) basis.  The Plan has also been amended to reflect certain other provisions of the Pension Protection Act of 2006 and the Heroes Earnings Assistance and Relief Tax Act.

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

In Salvato v. Zale Corporation, et al, the Company was named as a defendant in a class action lawsuit alleging that various violations of ERISA had occurred where Company Common Stock was offered as an investment option under the Plan and certain Plan contributions were invested in Company Common Stock.  A settlement agreement was reached in this litigation, effective December 22, 2008, and as a result, the litigation has been dismissed against the Company.  As part of the settlement agreement, participants are no longer permitted to invest Plan contributions (including pre-tax contributions and Employer 401(k) Matching Contributions) in Company Common Stock effective March 20, 2009.  In addition, all participant investments held in the form of Company Common Stock must be liquidated and invested in one of the Plan’s alternative investment options no later than June 22, 2010.  The Plan has been amended to reflect these requirements, although the Plan is not required to liquidate the Plan’s investments held in the form of Company Common Stock until the 2010 Plan year.

(9)                     Subsequent Event

Due to economic conditions, the Company temporarily suspended the Employer 401(k) Matching Contribution beginning February 27, 2009 through December 31, 2009 with respect to any pre-tax contributions remitted to the Plan during that period.  The Company will periodically reevaluate whether business conditions permit the reinstatement of the Employer 401(k) Matching Contribution prior to, or as of, January 1, 2010.

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

EIN:  75-2080834

Plan No:  002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b)		(c)	(e)
	Identity of Issue	Shares	Description of Investment	Current Value

	Mutual Funds
	American Beacon Large Cap Value Fund	45,222	Domestic Large Cap Value Mutual Fund	$622,248
	ABN AMRO Mid Cap Fund	29,719	Domestic Mid—Cap Value Mutual Fund	467,473
	American Funds Growth Fund of America	46,415	Domestic Equity Mutual Fund	943,156
	Brandywine Blue Fund	56,556	Large Cap Growth Mutual Fund	1,120,931
	Columbia Acorn Fund	50,069	Growth and Value Investing Fund	886,716
	Lazard Emerging Markets Portfolio	216,931	Emerging Markets Fund	2,360,209
	Phoenix Insight Small Cap Value Fund	12,972	Domestic Small Cap Value Fund	283,947
*	Spartan US Equity Index Fund	7,854	Index Mutual Fund	250,539
	Vanguard REIT Index Fund	33,239	Real Estate Mutual Fund	403,194
	Harbor International Institution	13,386	International Large Cap Value Mutual Fund	537,064
*	Fidelity Freedom Income	76,801	Asset Allocation Mutual Fund	734,214
*	Fidelity Freedom 2000	49,546	Asset Allocation Mutual Fund	497,942
*	Fidelity Freedom 2005	217,617	Asset Allocation Mutual Fund	1,825,807
*	Fidelity Freedom 2010	623,582	Asset Allocation Mutual Fund	6,460,313
*	Fidelity Freedom 2015	998,311	Asset Allocation Mutual Fund	8,545,545
*	Fidelity Freedom 2020	972,106	Asset Allocation Mutual Fund	9,769,663
*	Fidelity Freedom 2025	1,205,682	Asset Allocation Mutual Fund	9,922,764
*	Fidelity Freedom 2030	661,156	Asset Allocation Mutual Fund	6,452,881
*	Fidelity Freedom 2035	446,954	Asset Allocation Mutual Fund	3,589,042
*	Fidelity Freedom 2040	629,092	Asset Allocation Mutual Fund	3,516,625
*	Fidelity Freedom 2045	32,725	Asset Allocation Mutual Fund	215,332
*	Fidelity Freedom 2050	34,903	Asset Allocation Mutual Fund	225,475
	PIMCO Total Return Fund	267,378	Intermediate Term Bond Mutual Fund	2,711,213

	Brokerage Account
	BrokerageLink	66,946	Stocks, Bonds, Mutual Funds, ST Investments	66,946

	Common Stock
*	Zale Corporation Common Stock	432,270	Company Stock	1,439,459

	Collective Trust
*	Fidelity Managed Income Portfolio	5,561,733	Stable Value Fund	5,277,077

*	Participant Loans		Participant’s Loans, interest rates ranging from 5.75% to 11.5% and maturity dates ranging from January 2009 to April 2020	3,506,780

	Total			$72,632,555

*	Column (a) indicates each identified person/entity known to be a party in interest.

Note: Information on cost of the investments is excluded as all investments are participant directed.

ZALE CORPORATION

SAVINGS AND INVESTMENT PLAN

EIN:  75-2080834

Plan No:  002

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

Year Ended December 31, 2008

Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transaction

$13,280	$13,280

It was noted that there were unintentional delays by the Company in submitting participant contributions in the amount of $13,280 from February, April and May of 2008.  During May and June of 2008, $11,496 and lost interest of $668 was funded by the Company.  The remaining $1,784 was funded by the Company in June 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Zale Corporation Savings and Investment Plan
(Registrant)

Date	June 24, 2009	/s/ Cynthia T. Gordon
Cynthia T. Gordon
Senior Vice President, Controller (principal accounting officer of the registrant)

INDEX TO EXHIBIT

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP